Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

January 29, 2024

Charlie Guidry and Jennifer Gowetski Division of Corporation Finance Disclosure Review Program U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CLPS Incorporation Form 20-F for Fiscal Year ended June 30, 2023 File No. 001-38505

Dear Mr. Guidry and Ms. Gowetski:

On behalf of our client, CLPS Incorporation, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 22, 2024 (the “Comment Letter”) regarding the Company’s Form 20-F for the Fiscal Year Ended June 30, 2023.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for Fiscal Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections, page 127

1.	We note that during your fiscal year ended June 30, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statementhfcaa-040623.

Response: The Company intends to file an amendment to the Company’s Form 20-F for the fiscal year ended June 30, 2023 to (i) make a supplemental documentation submission in connection with the required disclosure under Item 16I(a) of Form 20-F, substantially in the form attached hereto as Appendix A, and (ii) replace “ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS” in its entirety with the following:

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.4 to this annual report.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Charlie Guidry and Jennifer Gowetski U.S. Securities and Exchange Commission January 29, 2024 Page 2

(b) On November 18, 2022, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. Our auditor who conducted auditing for the fiscal years ended June 30, 2022 and 2021, a registered public accounting firm that headquartered in mainland China, a jurisdiction where the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB vacated its 2021 Determinations and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms that has a branch or office located. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended June 30, 2023 after we file our annual report on Form 20-F for such fiscal year.

As of the date of this annual report:

(i) the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, none of the shares of the Company or its consolidated foreign operating entities is owned by governmental entities in the Cayman Islands, Hong Kong, mainland China, United States, Japan, Singapore, Australia, Malaysia, India, the Philippines, Vietnam, and Canada;

(ii) the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, none of the governmental entities in Hong Kong or mainland China have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii) based on the examination of the biographies of, and the inquiries made with, all the directors of the Company and its consolidated foreign operating entities, none of the members of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party; and

(iv) the currently effective memorandum and articles of association of our company or equivalent organizing documents of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required disclosures under Item 16I.

Please do not hesitate to contact Lawrence S. Venick at +852.5600.0188 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Lawrence S. Venick

Lawrence S. Venick

Loeb & Loeb LLP

cc:	Raymond Ming Hui Lin, CEO

Charlie Guidry and Jennifer Gowetski U.S. Securities and Exchange Commission January 29, 2024 Page 3

Appendix A

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

On November 18, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a “Commission-Identified Issuer” pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended June 30, 2022 with the SEC on October 20, 2022 with an audit report issued by Ernst & Young Hua Ming LLP (“EY”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms that has a branch or office located. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file the annual report on Form 20-F for the fiscal year ended June 30, 2023.

Based on the examination of the Company’s register of members and the beneficial ownership schedules filed by its shareholders and other publicly available information, to the Company’s knowledge, as of the date of this annual report, shareholders held 5% or more of the total outstanding ordinary shares of the Company were Mr. Xiao Feng Yang and Mr. Raymond Ming Hui Lin.

(i) Mr. Xiao Feng Yang and his affiliate entity, Qinrui Ltd., together owned 22.15% of the Company’s total outstanding common shares. Mr. Yang is a natural person not affiliated with any governmental entities.

(ii) Mr. Raymond Ming Hui Lin and his affiliate entity, Qinhui Ltd., together owned 29.73% of the Company’s total outstanding common shares. Mr. Lin is a natural person not affiliated with any governmental entities.

Therefore, as of the date of this annual report, the Company was not owned or controlled by any governmental entity in the Cayman Islands, where it is incorporated, or in Hong Kong or mainland China, where EY has a branch or office located.